VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco – União de Bancos Brasileiros S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

We have reviewed our application of cash flow hedge accounting and, due to the complexity of our hedge strategies for assets and liabilities, we have concluded that our hedge documentation did not fully meet all applicable requirements of Financial Accounting Standard Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and its related amendments and interpretations (SFAS 133). Therefore, as requested in your letter dated January 14, 2008, we kindly provide you with our materiality assessment regarding our application of cash flow hedge accounting in accordance with the guidelines of Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”).

As explained below, we believe that the misstatements are not material to the U.S. GAAP financial statements for the years ended December 31, 2004, 2005 or 2006 for either Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) or Unibanco Holdings S.A. (“Unibanco Holdings”). It is important to note that the consolidated financial statements of Unibanco Holdings include the accounts of Unibanco Holdings and its majority-owned subsidiary, Unibanco. Given that Unibanco Holdings engages in no material activities other than holding Unibanco’s shares, the financial statements of Unibanco Holdings are similar to Unibanco’s in all material respects, except for the other assets, other liabilities, time deposits and minority interest related captions of the balance sheet and income statement and the financing activities section of the cash flow statement. The misstatements do not impact those portions of the financial statements. Accordingly, the misstatements impact Unibanco Holdings’ financial statements and Unibanco’s financial statements by equivalent amounts.

We anticipate, based on the amounts in the Brazilian GAAP financial statements for the year ended December 31, 2007, that the cumulative misstatement amount also will not be material to the U.S. GAAP financial statements for the year ended December 31, 2007. Once we confirm that the misstatements are not material for 2007, we plan to recognize the cumulative adjustment in our U.S. GAAP financial statements as of and for the year ended December 31, 2007.

We have properly applied cash flow hedge accounting in our Brazilian GAAP financial statements. The Brazilain Monetary Authority responsible for regulating and reviewing the financial statements of financial institutions (the Brazilian Central Bank), specifically reviewed our application of cash flow hedge accounting and no issues were raised. Our judgments, and those of the Brazilian Monetary Authority were taken into account in our qualitative analysis relating the impact of the misstatements on our U.S. GAAP financial statements as explained below, given that, to the best of our knowledge, analysts assess Unibanco and Unibanco Holdings’ financial performance using our Brazilian GAAP financial statements, which are published on an interim and an annual basis and, in the case of the annual financial statements, approximately four months prior to the issuance of the annual U.S. GAAP financial statements.

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The following tables, with impacts over reported data for the years ended December 31, 2004, 2005 and 2006, have been provided to support our conclusion.

Annex	Title
A	Analysis of Misstatements - Rollover Approach
B	Analysis of Misstatements - Iron Curtain Approach
C	Earnings Per Share (EPS) – Rollover and Iron Curtain Approaches
D	Cash Flow – Operating Activities – Rollover and Iron Curtain Approaches
E	Segment Information – Wholesale Impact - Rollover and Iron Curtain Approaches
F	Selected Financial Data - Rollover and Iron Curtain Approaches
G	Analysis of Cumulative Impact of Additional Misstatement

In assessing materiality, we used both a qualitative and a quantitative approach to arrive at an overall judgment, pursuant to the guidance provided in SAB 99. Our analysis also includes an assessment of the impact under both the “rollover” and “iron curtain” methods, as described in SAB 108. Our final conclusion is based on an overall consideration of this qualitative and quantitative analysis.

Quantitative Assessment

In developing a quantitative assessment, we considered several data points, including the impact on our income before and after taxes and the impact on stockholders’ equity. An initial rule-of-thumb calculation to assess materiality used by companies is 5%-10% of net income.

The misstatements have no impact on any asset or liability, or on total net stockholders’ equity (Annexes A and B) reported by either Unibanco or Unibanco Holdings. In addition, the misstatements have no impact on the total net cash flows from operations for either company (Annex D).

Consolidated Income Statement

For both Unibanco and Unibanco Holdings, the impact of the misstatements on the income statements for the years ended December 31, 2004, 2005 and 2006, are not material, as shown in Annexes A and B, applying either one of the “rollover” or “iron curtain” methods.

The largest impact on net income of Unibanco is 3.24% in 2006, under the “rollover” method, and 4.36% in 2006, under the “iron curtain” method. The largest impact on net income of Unibanco Holdings is 3.43%, in 2006, under the “rollover” method, and 4.62% in 2006, under the “iron curtain” method.

Segment Information

Segment information is not reported by Unibanco Holdings.

The misstatement affects Unibanco’s segment information for the Wholesale Segment. The largest impact on the Wholesale Segment is 37.7% of the segment’s net income in 2004, under the “rollover” method, and 20.4% in 2006, under the “iron curtain” method, as shown in Annex E.

We also used a qualitative approach, described below, to assess the overall materiality of these percentages. Neither management nor our investors have identified the Wholesale Segment as playing a significant role in Unibanco’s operations or profitability. For the years ended December 31, 2004, 2005 and 2006, the reported Wholesale Segment net income represented an average of 15% of consolidated reported net income (please refer

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to Annex E). In addition, the misstatement would not change the net income of the segment into a loss or impact the trends of the segment (please refer to Annex E). Although the Management Discussion and Analysis on our Form 20-F is prepared on a segment basis, the Selected Financial Data in our Form 20-F does not include segment information.

We understand that the segment information in our U.S. GAAP financial statements is not a significant performance metric used by analysts to assess Unibanco’s financial performance. We understand that investors and analysts tend to use the Brazilian GAAP financial statements as the basis for their assessments and forecasts of Unibanco’s performance. The misstatements have had no impact on the Brazilian GAAP financial statements. Accordingly, we believe that the impact of the misstatements on our Wholesale Segment would not have a material impact on an analysis of Unibanco’s performance.

Finally, the misstatements did not affect the Wholesale Segment’s risk management policies or the segment’s assets, liabilities, total net shareholders’ equity or net cash flow from operations.

As a result, we believe that the impact of the misstatements on the segment information is not material to Unibanco’s U.S. GAAP financial statements for the years ended December 31, 2004, 2005 and 2006.

Earnings per Share

For both Unibanco and Unibanco Holdings, the impact of the misstatements on earnings per share – common and preferred shares (EPS) for the years ended December 31, 2004, 2005 and 2006, is not material, as shown in Annex C, using either of the “rollover” or “iron curtain” methods.

The largest impact on Unibanco’s EPS is 5.88% in 2006, under the “rollover” method, and 7.93% in 2006 under the “iron curtain” method. The largest impact on Unibanco Holdings’ EPS is 5.85% in 2006 under the “rollover” method, and 7.92% in 2006 under the “iron curtain” method.

Selected Financial Data

As shown in Annex F, the impact of the misstatements in the Selected Financial Data for the years ended December 31, 2004, 2005 and 2006, is not material to Unibanco, under either the “rollover” or “iron curtain” methods. There is no reported Selected Financial Data for Unibanco Holdings.

The largest impact on Unibanco’s Return on Average Assets is 3.2% in 2006, under the “rollover” method, and 4.4% in 2006, under the “iron curtain” method. The largest impact on Unibanco’s Return on Average Equity is 3.2% in 2006, under the “rollover” method, and 4.4% in 2006, under the “iron curtain” method. The highest impact on Unibanco’s Efficiency Ratio is 1.0% in 2004, under the “rollover” method, and 1.1% in 2004, under the “iron curtain” method. The highest impact on Unibanco’s Dividends Payout Ratio is 3.4% in 2006, under the “rollover” method, and 1.4% in 2005, under the “iron curtain” method.

Qualitative Analysis

We believe that the misstatements are not material under a qualitative analysis, performed based on the guidelines provided in SAB 99. The misstatements do not impact the net cash flow, the assets and liabilities or the total net shareholders’ equity of either company. They do not (i) involve the concealment of unlawful transactions, (ii) mask a change in earnings, (iii) have an impact on dividends, or (iv) alter trends or materially impact disclosed financial ratios. None of the qualitative considerations used to assess materiality, including the considerations addressed below, indicate that the misstatements would have a material impact on the U.S. GAAP financial statements for the years ended December 31, 2004, 2005 or 2006.

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Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?

No. The misstatement arose from the misapplication of the cash flow hedging requirements of FAS 133 to a complex hedge strategy and not from an item capable of precise measurement. The consequence of misapplying the cash flow hedge accounting principles includes the recognition of deferred derivative unrealized gains and losses amounts under “Accumulated Other Comprehensive Income” (AOCI).

Whether the misstatement masks a change in earnings or other trends?

No. The misstatement did not mask a change in earnings or other trends for any of the years presented (see Annex C).

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company?

No. The misstatement does not hide a failure to meet analysts’ consensus expectations. Tto the best of our knowledge, analysts tend to assess the performance of Unibanco and Unibanco Holdings using our Brazilian GAAP financial statements, which are published on an interim and an annual basis and, for the annual financial statements, approximately four months prior to the issuance of the annual U.S. GAAP financial statements. Dividends are determined based on the Brazilian GAAP financial statements. Our application of cash flow hedge accounting under Brazilian GAAP was specifically reviewed by the Brazilian Monetary Authority (the Brazilian Central Bank) and no issues were raised. In addition, even in our U.S. GAAP financial statements, the misstatements would not affect the companies’ expected actual cash flow, risk management policies or their assets, liabilities or total net shareholders’ equity. As noted above, the misstatements did not materially impact reported earnings or financial ratios. Therefore, we believe that the misstatements in our U.S. GAAP financial statements would not affect analysts’ consensus expectations for the companies.

Whether the misstatement changes a loss into income or vise versa?

No. Please refer to the quantitative tables presented in Annexes A and B.

Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

No. The hedge strategies recorded as cash flow hedge accounting were recorded in our Wholesale Segment operations. As explained under Segment Information above, we believe the differences between the reported and adjusted amounts of the segment are not material to the reported U.S. GAAP financial statements taken as a whole.

Whether the misstatement affects Company’s compliance with regulatory requirements?

No. The misstatements do not affect Unibanco’s or Unibanco Holdings’ compliance with regulatory requirements. The applicable regulatory requirements that relate to financial information are based on the Brazilian GAAP financial statements, exclusively.

Whether the misstatement affects Company’s compliance with loan covenants or other contractual requirements?

No. The misstatement in applying cash flow hedge accounting in the U.S. GAAP financial statements does not affect the compliance of either Unibanco or Unibanco Holdings with any agreement, covenant, representation, warranty or other contractual requirement.

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Whether the misstatement has the effect of increasing Company’s compensation to management?

No. It is important to mention that Unibanco’s and Unibanco Holdings’ compensation to management, as well as the dividends paid to shareholders, are based on “Net Income” as reported in the Brazilian GAAP financial statements and they do not include any earnings, measures, or goals based on the U.S. GAAP financial statements.

Whether the misstatement involves concealment of an unlawful transaction?

No. The misstatement does not involve the concealment of an unlawful transaction.

Whether the misstatement involves any other issues not explicitly addressed above that would indicate that an otherwise immaterial item should be restated?

No. We believe that there are no other issues not explicitly addressed in the considerations above that would indicate that an otherwise immaterial item should be restated. We have evaluated the impact of the misstatements on all applicable account balances, using both the “rollover” and the “iron curtain” quantitative methods to assess materiality considering all relevant qualitative factors, and we have concluded, under each of these methods, that the misstatements are not material to the U.S. GAAP financial statements for the years ended December 31, 2004, 2005 or 2006.

Other Considerations

Disclosure

We have concluded that the misstatements do not have a material impact on the U.S. GAAP financial statements for the years ended December 31, 2004, 2005 or 2006. Therefore, we do not intend to amend our previously filed annual reports on Form 20-F. Please refer to Annexes A to F, which contain analyses of the impact on the relevant portions of financial data reported on the Form 20-F.

Internal Controls

We have reviewed the impact of the misstatements on our internal controls over financial reporting. Management believes that such adjustments derive from a misinterpretation of rigorous documentary requirements under complex hedge accounting rules (SFAS 133) and no other internal control deficiencies have been identified as result of this issue. Accordingly, we do not believe the misstatements indicate the presence of a material weakness or significant deficiency. Going forward, we intend to strengthen our Accounting Policy Department and provide specific training to the appropriate personnel on the application of hedge accounting under SFAS 133.

Impact when Aggregated with Other Previously Identified Misstatements

In 2005, Unibanco recorded the effects of changes in foreign currency exchange rates related to certain available for sale securities denominated in U.S. dollars in current earnings rather than accumulated other comprehensive income (AOCI), as required by EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities.”

Beginning in 2006, Unibanco correctly recorded the effects of changes in exchange rates in AOCI. The effects incorrectly recorded in earnings in 2005 were reversed against 2006 earnings and recorded in AOCI, without restating the 2005 financial statements.

After considering the effects of this additional misstatement, the largest aggregate impact on Unibanco’s net income is 4.72% in 2006, under the “rollover” method and 5.85% in 2006, under the “iron curtain” method. The

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largest impact on Unibanco Holdings’ net income is 5.01% in 2006, under the “rollover” method and 6.19% in 2006, under the “iron curtain” method.

The largest impact on Unibanco’s EPS is 4.72% in 2006, under the “rollover” method and 5.84% in 2006, under the “iron curtain” method. The largest impact on Unibanco Holdings’ EPS is 5.06% in 2006 under the “rollover” method and 6.18% in 2006, under the “iron curtain” method.

There is no impact on total net shareholders´ equity and net operating cash flow for the years ended December 31, 2005 and 2006.

This additional misstatement is not material under the qualitative approach described above and has no impact on the overall qualitative analysis. In addition, the cumulative impact of the misstatements has no effect on the overall assessment of materiality.

In order to provide a full analysis, which reflects both misstatements, we have provided a table that shows the consolidated impact of the treatment of cash flow hedging and available for sale securities on materiality (Annex G). Management is not aware of any other impact in respect of the years ended December 31, 2004, 2005 and 2006.

Overall Conclusion

Based on our assessment of all the relevant information in a quantitative and qualitative approach, evaluating the aggregate and individual impacts, we have concluded that the misstatements are not material to the U.S. GAAP financial statements for the years ended December 31, 2004, 2005 or 2006 for either Unibanco or Unibanco Holdings previously filed on Form 20-F. We have not recognized any hedge accounting under U.S. GAAP for the year ended December 31, 2007.

Once we have completed our preparation of the U.S. GAAP financial statements for the year ended December 31, 2007, we will assess whether the recognition of a cumulative adjustment in the year 2007 would materially impact such 2007 U.S. GAAP financial statements. If the adjustments would not have a material impact, we intend to record the necessary cumulative adjustment as of December 31, 2007. The cumulative impact would be recognized as losses of R$85 million (net of income tax) currently deferred in “Accumulated Other Comprehensive Income” with a corresponding entry of a R$129 million loss to “Trading Income (Loss)” and the related income tax effect of a R$44 million loss to “Deferred Tax Expense (Benefit).”

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Thank you for your consideration of our responses to your comment letters. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Odell or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Paulo Sergio Miron of PricewaterhouseCoopers -- Auditores Independentes at (55 11) 3674-2000.

Very truly yours,

__________________________________

Chief Financial Officer of Unibanco – União de Bancos Brasileiros
S.A. and Unibanco Holdings S.A.

cc:

Francesca Odell

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers

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ANNEX A - Analysis of Misstatements - Rollover Approach

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ANNEX B - Analysis of Misstatements – Iron Curtain Approach

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ANNEX C – Earnings per Share – Rollover and Iron Curtain Approach - Tables

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ANNEX C – Earnings per Share – Rollover and Iron Curtain Approach – Graphics

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ANNEX D – Cash Flow – Operating Activities – Rollover and Iron Curtain Approach

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ANNEX E – Segment Information – Wholesale Impact

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ANNEX F – Selected Financial Data – Rollover and Iron Curtain Analysis - Table

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ANNEX F – Selected Financial Data – Rollover and Iron Curtain Analysis – Graphic

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ANNEX G – Analysis of Cumulative Impact of Additional Misstatement

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UNIBANCO HOLDINGS S.A. and Subsidiary
Analysis of Cumulative Impact on Financial Statements

R$ MM

	Rollover Approach	
	Dec/05	Dec/06
Income before taxes and minority		
Reported	2,230	2,625
Adjusted	2,241	2,485
Effect Hedge	(33)	(96)
Effect Other	44	(44)
% Effect - Total	0.51%	-5.35%
Net Income		
Reported Minority	855	1,008
Reported Net Income	920	1,068
Total	1,775	2,076
Adjusted Minority	858	970
Adjusted Net Income	924	1,014
Total	1,782	1,984
Effect Minority	(9)	(27)
Effect Net Income	(13)	(37)
Total Hedge	(22)	(63)
Effect Minority	12	(12)
Effect Net Income	17	(17)
Total Other	29	(29)
% Effect - Total	0.44%	-5.01%
Stockholders' Equity		
Reported	5,579	6,119
Adjusted	5,579	6,119
Effect Hedge	-	-
Effect Other	-	-
% Effect - Total	0.00%	0.00%
Earnings per Shares (EPS)		
Reported - Common	0.5575	0.6468
Reported - Preferred	0.5592	0.6566
Adjusted - Common	0.5600	0.6141
Adjusted - Preferred	0.5617	0.6235
% Variation Reported X Adjusted - Common	0.43%	-5.06%
% Variation Reported X Adjusted - Preferred	0.43%	-5.06%

	Iron Curtain Approach	
	Dec/05	Dec/06
Income before taxes and minority		
Reported	2,230	2,625
Adjusted	2,153	2,573
Effect Hedge	(33)	(129)
Effect Other	44	(44)
% Effect - Total	0.51%	-6.59%
Net Income		
Reported Minority	855	1,008
Reported Net Income	920	1,068
Total	1,775	2,076
Adjusted Minority	858	960
Adjusted Net Income	924	1,002
Total	1,782	1,962
Effect Minority	(9)	(36)
Effect Net Income	(13)	(49)
Total Hedge	(22)	(85)
Effect Minority	12	(12)
Effect Net Income	17	(17)
Total Other	29	(29)
% Effect - Total	0.44%	-6.19%
Stockholders' Equity		
Reported	5,579	6,119
Adjusted	5,579	6,119
Effect Hedge	-	-
Effect Other	-	-
% Effect - Total	0.00%	0.00%
Earnings per Shares (EPS)		
Reported - Common	0.5575	0.6468
Reported - Preferred	0.5592	0.6566
Adjusted - Common	0.5600	0.6069
Adjusted - Preferred	0.5617	0.6161
	0.43%	-6.18%
	0.43%	-6.18%

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